Exhibit 99.2

Notice of Departure of VP of Marketing and Business Development

Mr. Israel Tal, the Company's VP of Marketing and Business Development, will cease serving as such as of January 16, 2011. This was mutually agreed upon by the Company and Mr. Tal in view of Mr. Tal's focus on the proposed transaction of NextGen Biomed Ltd. ("NextGen") for the purchase of two privately held companies, being the Chief Executive Officer of NextGen. NextGen is the Company's publicly held subsidiary.